United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale will make payment to holders of mandatorily convertible notes

Rio de Janeiro, April 13, 2012 — Vale S.A. (Vale) will pay additional interest to the holders of the mandatorily convertible notes due June 15, 2012 (the series VALE-2012 and VALE.P- 2012) issued by its wholly-owned subsidiary, Vale Capital II.

The additional interest paid per series VALE-2012 notes and per series VALE.P-2012 notes will be equal to an amount in U.S. dollars equivalent to R$ 2.791486 and R$ 3.228658, respectively, to be converted at the Brazilian real/US dollar exchange rate prevailing on April 30, 2012.

The notes will begin trading “ex-dividend” on the New York Stock Exchange on April 16, 2012. Investors holding notes through an account with The Depository Trust Company (DTC) will be paid in accordance with the procedures of DTC and the investor’s custodian.

Under the indentures governing the notes, additional interest due to each noteholder is an amount in U.S. dollars equal to any cash distribution net of any applicable withholding tax and fees paid by the Depositary of our ADSs - each representing one common/preferred Vale share, VALE/VALE.P — to the holder of one ADS, multiplied by the number of ADSs that would be received by the noteholder upon conversion of the notes at the conversion rate specified in the applicable indenture. Therefore, the approval by our Board of Directors of a dividend distribution to shareholders, as announced today, triggered the payment of additional interest to noteholders.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Fernando Frey: fernando.frey@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

Thomaz Freire: thomaz.freire@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: April 13, 2012		Roberto Castello Branco
Director of Investor Relations